SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Priority Technology Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74275G 107
(CUSIP Number)

Thomas C. Priore

c/o Priority Technology Holdings, Inc.

2001 Westside Parkway, Suite 155

Alpharetta, GA 30004

(800) 935-5961

With a copy to:

John Mahon, Esq.

F. Xavier Kowalski, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3075P101	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Thomas C. Priore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,371,073 (including 319,087 shares of Common Stock issuable upon exercise of warrants)
	8	SHARED VOTING POWER 3,063,097 (including 20,403 shares of Common Stock issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 46,371,073 (including 319,087 shares of Common Stock issuable upon exercise of warrants)
	10	SHARED DISPOSITIVE POWER 3,063,097 (including 20,403 shares of Common Stock issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 49,434,170 (including 339,490 shares of Common Stock issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G3075P101	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Priority Incentive Equity Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,063,097 (including 20,403 shares of Common Stock issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,063,097 (including 20,403 shares of Common Stock issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,063,097 (including 20,403 shares of Common Stock issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74275G 107	SCHEDULE 13D	Page 4 of 7 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $0.001 par value per share (“Common Stock”) of Priority Technology Holdings, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 2001 Westside Parkway, Suite 155, Alpharetta, GA 30004.

Item 2.	Identity and Background

(a)	This statement is filed by:

(i) Priority Incentive Equity Holdings, LLC (“PIEH”), with respect to the shares of Common Stock directly held by it and the shares of Common Stock issuable upon exercise of warrants directly held by it; and

(ii) Thomas C. Priore (“Mr. Priore”), who serves as the managing member of Priority Investment Holdings, LLC (“PIH”), the manager of PIEH, with respect to the shares of Common Stock directly held by him and by PIEH and the shares of Common Stock issuable upon exercise of warrants directly held by it and by PIEH.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is the beneficial owner of the securities reported herein.

(b)	The principal business address of the Reporting Persons and PIH is c/o Priority Technology Holdings, Inc., 2001 Westside Parkway, Suite 155, Alpharetta, GA 30004.

(c)

The principal business of PIEH is to hold shares of Common Stock and warrants to purchase shares of Common Stock reflecting equity incentive awards that have been granted to certain employees and former employees of the Issuer and its predecessor. The principal business of Mr. Priore is to serve as the sole managing member of PIEH.  The principal business of PIH is to serve as the manager of PIEH.

(d)	None of the Reporting Persons nor PIH has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	On June 21, 2010, the SEC filed a civil lawsuit against ICP Asset Management (“ICP”) and Mr. Priore in his role as majority owner, President and Chief Investment Officer of ICP’s registered investment advisor. The SEC principally alleged that portfolio rebalancing trades executed by ICP at the height of the credit crisis, in connection with its management of the assets of four collateralized debt obligation vehicles (the Triaxx “CDOs”), violated certain fiduciary duties and obligations under the CDOs’ trust indentures. The SEC contended that certain trades executed by ICP at purchase prices between the CDO trusts, should have been executed at then prevailing market prices and on an arms’ length basis, and, by failing to do so, ICP caused the CDOs to overpay for securities in violation of its fiduciary duty. The SEC further alleged that the nature of certain trades were mischaracterized to investors and executed without requisite approvals from the CDOs’ trustee. On August 14, 2012 Mr. Priore and ICP agreed to a civil settlement with regulators without admitting or denying the allegations, consenting to the entry of a civil order by the SEC. On March 11, 2015 the administrative settlement was entered pertaining to the SEC Order that barred Mr. Priore from associating with any broker, dealer, investment adviser, municipal securities dealer or transfer agent, and from participating in any offering involving a penny stock, for a minimum of five years from the date of the SEC Order with the right to apply to the applicable regulatory body for reentry thereafter. The SEC Order does not, nor has it ever, prohibited Mr. Priore’s involvement with Priority, or his service as Executive Chairman of the Issuer subsequent to the Business Combination.

Neither PIEH nor PIH has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	PIEH is a Delaware limited liability company. Mr. Priore is a citizen of the United States. PIH is a Delaware limited liability company.

Item 3.	Source and Amounts of Funds or Other Consideration

On July 25, 2018, the Issuer consummated a business combination pursuant to a contribution agreement, dated February 26, 2018, as amended and restated on March 26,2018 and April 17, 2018 (the “Purchase Agreement”), by and among the Issuer, PIH and PIEH (together with PIH, the “Sellers”), which provided for, among other things, the acquisition of 100% of the issued and outstanding equity securities of Priority Holdings, LLC (“Priority”) by the Issuer from the Sellers, which resulted in Priority becoming a wholly-owned subsidiary of the Issuer (together with the other transactions contemplated by the Purchase Agreement, the “Business Combination”).

Pursuant to the Purchase Agreement, the Issuer agreed to pay the Sellers consideration consisting of a number of shares of Common Stock equal to Priority’s equity value (which the Purchase Agreement defines as of the signing date as the $947.8 million enterprise value of Priority, less the net debt of Priority, subject to certain adjustments as described in the Purchase Agreement) divided by $10.30.

Furthermore, concurrently with the Purchase Agreement, the founding stockholders of the Issuer (the “Founders”) and Priority entered into a purchase agreement (the “Founders Share Agreement”), pursuant to which Priority purchased 421,107 of the units (each unit consisting of one share of Common Stock and one warrant to purchase a share of Common Stock) issued to the Founders in a private placement immediately prior to the Issuer’s initial public offering, and 453,210 shares of Common Stock issued to the Founders, for an aggregate purchase price of approximately $2.1 million. In addition, pursuant to the Founders Share Agreement, the Founders forfeited 174,863 founder’s shares at the closing of the Business Combination, which shares may be reissued to the Founders if certain earn outs are achieved.

CUSIP No. 74275G 107	SCHEDULE 13D	Page 5 of 7 Pages

PIEH acquired the shares and warrants reported herein pursuant to the Purchase Agreement and the Founders Share Agreement. Mr. Priore acquired the shares and warrants reported herein in his capacity as a member of PIH.

The foregoing descriptions are summaries of the Purchase Agreement and the Founders Share Agreement, and do not purport to be complete and are qualified in their entireties by reference to the full texts thereof. The Purchase Agreement and the Founders Share Agreement, which are filed as Exhibit 1 and Exhibit 2 to this Schedule 13D, respectively, and is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 20, 2018 and Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 2, 2018, respectively.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock set forth on the cover pages hereto (the “Subject Shares”)for investment purposes and for the purposes described below.

The descriptions of the Business Combination, the Purchase Agreement, the Founders Share Agreement and the Registration Rights Agreement (each, as defined below) contained in Items 3 and 6 are hereby incorporated by reference into this Item 4.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of shares of Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of shares of Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Subject Shares and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 66,856,966 shares of Common Stock reported to be outstanding upon the closing of the business combination on July 25, 2018, as described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2018, and assumes the exercise of the reported warrants.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in Items 3 and 4, the Reporting Persons have not effected any transaction in the Common Stock within the past sixty days.

CUSIP No. 74275G 107	SCHEDULE 13D	Page 6 of 7 Pages

(d)	Certain employees and former employees of the Issuer and its predecessors have the power to direct the receipt of dividends from, and the right to receive proceeds from the sale, of the Subject Shares by PIEH.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons’ response to Item 3 is incorporated by reference into this Item 6.

In connection with the Business Combination, PIEH, Thomas C. Priore, certain other holders named therein and their respective transferees were granted certain rights pursuant to the Registration Rights Agreement, dated as of July 25, 2018 (the “Registration Rights Agreement”). The Registration Rights Agreement grants PIEH and Thomas C. Priore certain customary demand registration rights and grants all of the holders named therein certain “piggyback” registration rights with respect to registration statements filed subsequent to the Business Combination.

This summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit 3 hereto and is incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed July 31, 2018.

The Reporting Persons have executed a Joint Filing Agreement, dated August 3, 2018, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 4.

Item 7.	Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Second Amended and Restated Contribution Agreement, dated as of April 17, 2018, by and among Priority Investment Holdings, Priority Incentive Equity Holdings, LLC and M I Acquisitions, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 20, 2018).
Exhibit 2	Purchase Agreement, dated as of February 26, 2018 by and among Priority Holdings, LLC, M SPAC LLC, M SPAC Holdings I LLC, M SPAC Holdings II LLC, and M I Acquisitions, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 2, 2018).
Exhibit 3	Registration Rights Agreement dated as of July 25, 2018 by and among M I Acquisitions, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 1, 2018).
Exhibit 4	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 74275G 107	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 3, 2018

Priority Incentive Equity Holdings, LLC

By: Priority Investment Holdings LLC, its Manager

/s/ Thomas C. Priore
Name: Thomas C. Priore Title: Managing Member

/s/ Thomas C. Priore
THOMAS C. PRIORE